Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
PSIVIDA LIMITED

ABN
78 009 232 026

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued
1.    Unquoted subordinated convertible notes (“Notes”)
2.    Unquoted options issued as warrants over American Depositary Shares (“Warrants”)
3.    Unquoted Options to be issued as warrants over American Depositary Shares (“Warrants”)
4.    Unquoted Employee Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. US$15,000,000 2. 633,803 3. 55,000 4. 400,000

+ See chapter 19 for defined terms. 1/1/2003	Appendix 3B Page 1

Appendix 3B
New issue announcement

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
1. Unquoted subordinated convertible note
•      Each Note will have a face value of US$1.00
•      The Notes may be converted by the holder into Shares (represented by ADSs) at any time prior to the third anniversary of   the date of issue of the Notes. The number of Shares to be issued on conversion of Notes is to be calculated by dividing the face value of the Notes to be converted (and any accrued but unpaid interest on those Notes) by the issue price of the Shares (rounded up to the nearest 10 Shares)
•      The conversion price will initially be US $7.10 per ADS (or US$0.71 per Share) and may be adjusted under certain circumstances
•     The Notes mature on 15 November 2008 and bear interest at the rate of 8% per annum
•     Under certain circumstances, the Company may make interest payments in the form of ADSs
2.     Unquoted Warrants constitute transferable options to acquire ADSs at any time on or before 15 November 2011, exercisable at US$7.20 (representing US$0.72 per Share)
3.     Unquoted Warrants constitute transferable options to acquire ADSs at any time on or before 5 August 2008, exercisable at US$12.50 (representing US$1.25 per Share)
4.     Unquoted options to acquire ordinary shares at any time on or before 30 September 2010, exercisable at $0.92 each

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	All fully paid ordinary shares issued on the conversion of the Notes, payment of interest on the Notes and exercise of the Warrants or options will rank equally in all respects with the Company’s then issued fully paid ordinary shares.

If the additional securities do not rank equally, please state:
•      the date from which they do
•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms. Appendix 3B Page 2	1/1/2003

Appendix 3B
New issue announcement

5	Issue price or consideration	1. Total consideration US$15,000,000. The conversion price will be US$7.10 per ADS (or US$0.71 per Share) and may be adjusted under certain circumstances 2. Nil 3. Nil 4. Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
1.     The funds raised by the Notes will be used by the Company to provide necessary working capital and funding for the further development of the clinical trials being conducted in relation to the development of BrachySil™
2.     Issued in accordance with the Warrant to Purchase ADRs Agreement in connection with the Notes
3.     Part payment of placement agent fees
4.     Issue of options to new directors

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 November 2005

		Number	+Class
8	Number and+class of all+securities quoted on ASX (includingthe securities in clause 2 if applicable	225,962,166	Ordinary Fully Paid Shares 6,650,000 Ordinary Fully Paid Shares subject to voluntary escrow ending on the effectiveness of a registration statement or prospectus

+ See chapter 19 for defined terms. 1/1/2003	Appendix 3B Page 3

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	4,375,000	Options expiring 31 December 2007 exercisable at $0.61 each (ESOP).
		2,050,000	Options expiring 5 August 2008 exercisable at $1.09 each.

		8,934,672	Options expiring 5 August 2009 exercisable at $1.18 each (ESOP).

		115,000	Options expiring 31 December 2008 exercisable at $0.80 each.

		200,000	Options expiring 22 April 2010 exercisable at $1.02 each.

		3,852,000	Options expiring 31 March 2010 exercisable at $0.80 each (ESOP).

		1,330,000	Options expiring 5 August 2008 exercisable at US$1.25 each, over ordinary fully paid shares (represented by 133,000 warrants over ADSs, exercisable at US$12.50 per ADS) subject to voluntary escrow ending on the effectiveness of a registration statement or prospectus.
		400,000	Options expiring 30 September 2010 exercisable at $0.92 each (ESOP).

		15,000,000	US$1.00 8% subordinated convertible notes maturing 15 November 2008

		6,338,030	Options expiring 15 November 2011 exercisable at US$0.72 each, over ordinary fully paid shares (represented by 633,803 warrants over ADSs, exercisable at US$7.20 per ADS)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms. Appendix 3B Page 4	1/1/2003

Appendix 3B
New issue announcement

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

+ See chapter 19 for defined terms. 1/1/2003	Appendix 3B Page 5

Appendix 3B
New issue announcement

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)
(a)	☐	Securities described in Part 1

(b)	☐
All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms. Appendix 3B Page 6	1/1/2003

Appendix 3B
New issue announcement

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•      the date from which they do
•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
N/A

+ See chapter 19 for defined terms. 1/1/2003	Appendix 3B Page 7

Appendix 3B
New issue announcement

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms. Appendix 3B Page 8	1/1/2003

Appendix 3B
New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on  the information and documents. We warrant that they are (will be) true and complete.

Sign here:	_________________________	Date: 17 November 2005
(Company secretary)

Print name:	Aaron Finlay

+ See chapter 19 for defined terms. 1/1/2003	Appendix 3B Page 9